PROSPECTUS SUPPLEMENT NO. 2    FILED PURSUANT TO RULE 242(B)(3) AND (C)
(TO PROSPECTUS DATED JUNE 21, 2004)        REGISTRATION NO. 333-115477

This prospectus supplement supplements the prospectus dated June 21, 2004 of U.S. Energy Corp. (“USE”) relating to the public offer and sale by the selling shareholders of up to 2,113,573 shares of common stock by shareholders; up to 1,472,689 shares of common stock by holders of warrants and options on exercise thereof; up to 1,720,030 shares of common stock which may be issued on exchange of outstanding common stock, and preferred stock, in Rocky Mountain Gas, Inc. (“RMG,” a majority-owned subsidiary of USE) for common stock of USE; and up to 245,991 shares of common stock which may be issued on conversion of principal and interest on debt.

This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this supplement supersedes the information contained in the prospectus.

SEE “RISK FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS AND THE TABLE OF CONTENTS ON PAGE 2 OF THE PROSPECTUS.

The date of this prospectus supplement is December 15 2004

On December 8, 2004, USE and its majority-owned subsidiary Crested Corp. entered into a Purchase and Sale Agreement (the “agreement”) with Bell Coast Capital Corp. (“BCCC”), a British Columbia corporation (TSX-V “BCP-V”), for the sale to BCCC of an undivided 50% interest in uranium properties and mines held by USE and Crested. The properties, known as the Sheep Mountain properties, are located in south-central Fremont County, Wyoming, and contain uranium deposits, shafts for underground mining, head frames, open pits from previous mining operations, tunnels, roads, buildings, equipment and utilities. The agreement is subject to approval by the TSX Venture Exchange (“TSX-V”), which must be obtained by April 29, 2004. A summary of certain provisions in the agreement follows.

The initial purchase price for the 50% interest in the properties is $4,050,000 and 4,000,000 shares of common stock of BCCC, payable by installments. All amounts are stated in US dollars.

Initial cash and equity purchase price:

October 29, 2004	$175,000	Non-refundable deposit against execution of the definitive agreement.

November 29, 2004	$175,000	Paid into escrow and to be released five days after TSX-V approval of the agreement.

June 29, 2005	$500,000	and 1,000,000 common shares of BCCC stock subject to TSX-V regulations.

June 29, 2006	$800,000	and 750,000 common shares of BCCC stock subject to TSX-V regulations.

December 29, 2006	$800,000	and 750,000 common shares of BCCC stock subject to TSX-V regulations.

June 29, 2007	$800,000	and 750,000 common shares of BCCC stock subject to TSX-V regulations.

December 29, 2007	$800,000	and 750,000 common shares of BCCC stock subject to TSX-V regulations
Total	$4,050,000	4,000,000 common shares of BCCC

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Upward adjustment to initial cash purchase price:

The cash portion of the initial purchase price will be increased by $3,000,000 (in two $1,500,000 installments) after the uranium oxide price (long term indicator) is at or exceeds $30.00/lb for four consecutive weeks (the “price benchmark”). If the price benchmark is attained on or before April 29, 2006, the first installment will be due six months after price attainment (but not before April 29, 2006). If the price benchmark is attained after April 29, 2006, the first installment will be due six months after attainment. In either event, the second installment will be due six months after the first installment is due. These payment obligations will survive closing of the purchase of the 50% interest in the properties; if the installments are not timely paid, BCCC will forfeit all of its 50% interest in the properties, and in the joint venture to be formed.

Assumption of reclamation liabilities, and sharing of holding costs:

USE/Crested, and BCCC, will be responsible for paying 50% of (i) current and future Sheep Mountain reclamation costs in excess of $1,600,000, and (ii) all costs to maintain and hold the properties.

Closing of agreement and formation of joint venture:

Closing of the agreement is required on or before December 29, 2007, with BCCC’s last payment of the initial purchase price (plus, if applicable, the increase in the cash portion). At the closing, BCCC will contribute its 50% interest in the properties, and USE and Crested will contribute their aggregate 50% interest in the properties, to a joint venture, wherein BCCC, and USE/Crested, each will hold a 50% interest. The joint venture generally will cover uranium properties in Wyoming and other properties identified in USE’s and Crested’s uranium property data base, but excluding the Green Mountain area and Kennecott’s Sweetwater uranium mill, the Shootaring Canyon uranium mill in southeast Utah (and properties within ten miles of that mill), and properties acquired in connection with a future joint venture involving that mill.

BCCC will contribute $10,000,000 to the joint venture (at $500,000 for each of 20 exploration projects). USE/Crested, and BCCC, each will be responsible for 50% of costs on each project in excess of $500,000.

End of prospectus supplement

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